FOSTER PEPPER TOOZE LLP

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October 19, 2006

Via Federal Express

John Reynolds
Assistant Director, Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington D.C. 20549

Re: Albina Community Bancorp
Offering Statement on Form 1-A
File No. 24-10150

Dear Mr. Reynolds:

We have received your letter dated October 2, 2006 containing comments on the Amendment No. 1 of the offering statement filed on Form 1-A for Albina Community Bancorp. Please find enclosed for filing one original and six copies of Amendment No. 2 to Form 1-A, as well as two additional copies marked (redlined) to show changes from the previous filing. Please file-stamp the enclosed copy of this letter and return to us in the enclosed self-addressed envelope.

On behalf of Albina Community Bancorp, we respectfully submit the following additional information and responses to your comments. The responses below are numbered to correspond to the numbers of your comments.

1 and 2. The table under Item 1(d) has been supplemented with the names of the control persons (executive officer, directors, or trustees) of the various listed entities. This control person information was obtained from publicly available sources. The Issuer has no relationship with any of these control persons (other than Robert McKean and Jeana Woolley, for whom information is provided) and no access to any additional information regarding these persons, including residential address information. We believe that obtaining such information would be unduly burdensome to the Issuer. Furthermore, we believe this information is not material to investors, as none of these persons exercise individual investment or dispositive control over the shares, but rather exercise control only jointly in their capacities as members of a board of directors or board of trustees. Accordingly, we believe that omission of such information is an insignificant deviation from the requirements of Form 1-A as permitted under Rule 260 of Regulation A.

3. Disclosure of both the residential and business addresses for Mr. McKean has been added to Item 1(d).

PORTLAND SEATTLE SPOKANE

601 SW Second Avenue / Suite 1800 / Portland, OR 97204.3171 / 503.221.0607 / FAX 503.221.1510

4.   A separate table has been added for Item 1(e). This beneficial ownership (control person) information was obtained from publicly available sources. Issuer has no relationship with any of these control persons (other than Robert McKean and Jeana Woolley, for whom information is provided) and no access to any additional information regarding these persons, including residential address information. As indicated in response to Comment 1-2, we believe that obtaining such information would be unduly burdensome to the Issuer. Furthermore, we believe this information is not material to investors, as none of these persons exercise individual investment or dispositive control over the shares, but rather exercise control only jointly in their capacities as members of a board of directors or board of trustees. Accordingly, we believe that omission of such information is an insignificant deviation from the requirements of Form 1-A as permitted under Rule 260 of Regulation A.

5.   The promoters identified with an asterisk have not been affiliated with the Issuer during the past five years. We have provided such address information as we could find for these individuals, and we believe obtaining further information would be unduly burdensome to the Issuer. Further, as none of these persons, for whom address information could not be provided, exercises any control over Issuer or is in any way associated with Issuer at this time, we believe omission of this information would not prejudice investors, and would constitute an insignificant deviation from the requirements of Form 1-A as permitted under Rule 260 of Regulation A.

6.   An explanation of the basis for claiming exemption under Section 4(2) has been added. Further, we note that the circumstances of the issuance of shares to Ms. Edmeades (i.e. a discretionary award of shares as to which no investment decision was made) suggest that no "sale" occurred, and thus no registration was required, in connection with such issuance.

7.   The risk factor has been revised as requested. See p.4 (p.4 of marked copy)

8.   The risk factor has been revised to include a discussion of the sensitivity gap. See p.5 (p.6 of marked copy)

9.   Information on variable-rate loans has been added. See p.6 (p.6 of marked copy)

10.   The risk factor has been revised to indicate that our loss experience with adjustable rate loans is not materially different than our loss experience with fixed rate loans. The Issuer is not in a position to comment on the experience of other banks in the Portland market, and believes further that to do so could be misleading. See p.6 (p.6 of marked copy)

11.   The number of record shareholders has been added. See p.11 (p.11 of marked copy). A risk factor has also been added, as requested. See p.4 (p.4 of marked copy).

12.   Additional disclosure regarding dilution has been added to reflect the effect on dilution of sale by Davidson of the entire offering. See pp.14-17 (pp.14-17 of marked copy).

13.   The Use of Proceeds disclosure has been revised as requested. See p.18 (p.19 of marked copy).

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14. The disclosure regarding proceeds to be retained at the holding company level has been changed to more accurately reflect that the actual use of funds by the holding company will be for payments on the trust preferred securities. No salaries, fees or other compensation is paid by the holding company. See p.18 (p.19 of marked copy).

15. The language has been added. See p. 19 (p.21 of marked copy).

16. Per your request, a table has been added to show the high and low closing bid information for each quarter. The table uses closing bids, which is the only bid information available. We believe that closing bid prices may be misleading, because actual trades occurred at prices outside of the range reflected by the closing bids. Therefore, we have retained the existing trade information table, which we believe more accurately portrays the trade information. See p. 19 (p.21 of marked copy).

17. The Products and Services discussion as previously written contained a comprehensive discussion of all of our banking business, products and services. For ease of reference we have added a list of products and services in bullet point form. See p.30 (p.32 of marked copy).

18. The requested revision has been made. See p.23 (p.25 of marked copy).

19. The disclosure has been revised regarding the New Markets Tax Credit program. See p.24 (p.26 of marked copy).

20. The reference to Dreyfus Funds has been removed, as the bank no longer offers that product. See p. 24 (p.26 of marked copy).

21. We confirm that none of the proceeds of the offering will be used to purchase, lease or improve a new facility.

22. The disclosure has been revised as requested. See p.22 (p.27 of marked copy).

23. The qualifying census tracts are identified by the CDFI and represent geographic areas smaller than zip codes. Readily available demographic information is provided at the zip code level. We have clarified our discussion of the CDFI qualifying census tracts and provide detailed demographic information for the market areas in the near vicinities of our branches in the "Market Area" discussion. Most of the qualifying CDFI census tracts in which we make loans are located in those market areas. See p.23 (p.25 of marked copy)

24. The disclosure has been revised to provide a discussion of the reasons for focusing on commercial real estate and construction lending compared to residential mortgages. As noted, the company believes there are no specific additional risks to focusing on commercial real estate as opposed to residential loans. See p.23 (p.25 of marked copy)

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25.   We have included available demographic information for both the North/Northeast Portland area
       and the Pearl District by zip code areas that are target markets for the individual branches. We
       have clarified that our only branch outside of the North/Northeast Portland area is the Social
       Impact Branch in the Pearl District and that we do not have current plans for locating additional
       branches. See p.27 (p.29 of marked copy)

26.   The return on average equity on page 34, within the Financial Highlights table, and the average
       equity disclosed on pages 51 through 53, within the Average Yields Earned and Rates Paid tables,
       have been calculated based upon average daily balances for the periods covered. The return on
       average equity calculations contained on page 34 are based on annual income or annualized
       interim income for the respective periods presented. The Issuer has been advised by its certified
       public accountants that the use of daily average balances in the calculations is consistent with the
       requirements of Guide 3, paragraph 4 to the General Instructions. Therefore, we believe the
       amounts calculated and disclosed within Form 1-A are correct as stated and do not require
       revision. However, to add clarity to the disclosure, we have footnoted the computations within
       the Financial Highlights table that utilize average balances to reference the use of average daily
       balances as shown on pages 51 through 53.

27.   An executive summary has been added to the MD&A. See p. 35 (p.37 of marked copy).

28.   The requested disclosure has been added. See p.36 (p.38 of marked copy).

29.   The requested disclosure has been added. See p.38 (p.40 of marked copy).

30.   The requested disclosure has been added. See p.62 (p.66 of marked copy).

31.   The disclosure has been revised to provide additional analysis of cash flows. See p.63 (p.67 of
       marked copy).

32.   The requested disclosures have been added. See pp.66-69 (pp.72-75 of marked copy).

33.   The requested revision to the disclosure of 5% shareholders has been made. See p.78 (p.83 of
       marked copy)

34.   Footnote disclosure of control persons has been added to the table of beneficial ownership. See
       p.80 (p.86 of marked copy)

35.   The disclosure has been revised to state that there is no guarantee that the maximum number of
       shares will be sold. We note that the number of shares sold, rather than the "proceeds" of the
       offering, will affect beneficial ownership interests. See p.78 (p.83 of the marked copy)

36.   The limited liability company in which the Issuer had a 56.2% interest prior to the sale of its
       interest in 2005, was engaged solely in the ownership of a commercial building. Expenses related
       to the Issuer's ownership interest were not significant to its consolidated financial statements

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prior to the sale of its investment interest, and the limited liability company had no revenues during the term of the Issuer's ownership interest. A schedule detailing the Issuer's interest in the expenses incurred by the limited liability company are included in the Issuer's consolidated financial statements under the caption "Other noninterest expenses" follows. These expenses include the customary operating costs related to the ownership of a commercial building.

Year	Totals
2002	$ 2,741.44
2003	$16,380.05
2004	$11,332.73
2005	$ 5,773.98

FIN 46(R) became effective for the Issuer the first annual period beginning after December 15, 2004 (paragraph 35 of FIN 46(R)). This would result in implementation for the financial reporting period ended December 31, 2005. The Issuer sold its interest in the investment during 2005, and the Issuer elected under paragraph 40 of FIN 46(R) to not restate previously issued consolidated financial statements. Further, adoption of this pronouncement was analyzed and determined to be insignificant to the consolidated financial statements. The Issuer believes that, had the presentation been made differently, there would be no change in net income for any years presented.

ARB 51 presumes consolidation of majority owned subsidiaries. However, EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights," overcomes this presumption for a situation in which the minority shareholder has the ability to control management. In the case of the Issuer's investment in the limited liability company, the minority shareholder acted in substance as the management of the limited liability company. The Issuer has been advised by its independent registered public accounting firm that the equity method of accounting was determined to be a materially appropriate application of the relevant accounting literature.

37. Note 1 to the consolidated financial statements has been revised. See p. F-13

38. The disclosure in Note 17 – Stock-Based Compensation has been revised to clarify that the Issuer has not granted any stock-based awards other than stock options.

39. A current-dated consent of the independent public accountants is filed as an exhibit to this amendment No. 2 to Form 1-A.

40. An executed copy of the Placement Agent Agreement is filed as an exhibit to this amendment No. 2 to Form 1-A.

41. An updated legal opinion is filed as an exhibit to this amendment No. 2 to Form 1-A

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For your information, we have received notice from the NASD that it has no objections to the underwriting terms and conditions of this offering.

We trust our revisions are responsive to your comments. We understand from our discussion with your staff that the unusually long review time that we experienced following the filing of the first amended, should also be expected following this filing, due to backlog of filings with your office. As we believe we have had the benefit of the staff's comments and are comfortable with the completeness of the disclosures, and in order to avoid the necessity of further updating the financial information, we are hereby removing the delaying notation from the facing page such that the offering circular will be qualified twenty calendar days from the date this amendment is filed. We respectfully request your prompt attention to this filing and your assistance in qualifying the offering circular as quickly as possible.

Please contact me directly at 502-221-7752 with any questions or comments.

Very truly yours,



Charmin B. Shiely,
Counsel to Albina Community Bancorp